SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 7, 2003

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

News Release
SIGNATURES

Item	Page

Press Release dated February 6, 2003 announcing that the Company’s CEO, Dr. Alex McPherson, will Co-Chair the First Annual Bio Partnering North America Global Leaders’ Conference in Vancouver on February 9-11, 2003 and will present Highlights of the Company at the Fifth Annual Biotechnology Industry Organization’s CEO and Investor Conference in New York on February 26, 2003	3

Signatures	5

News Release
For Immediate Release

BIOMIRA’S PRESIDENT AND CEO TO PRESENT AT BIO’S CEO AND INVESTOR CONFERENCE

Dr. Alex McPherson to Co-Chair 1st Annual BioPartnering North America Global
Leaders’ Conference

EDMONTON, ALBERTA, CANADA — FEBRUARY 6, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company’s product and corporate advancements at the fifth annual Biotechnology Industry Organization’s CEO and Investor Conference at the Waldorf-Astoria, in New York City, on Wednesday, February 26 at 10:00 a.m. EST. This presentation will be Web cast and available through a link at www.biomira.com.

“This year will be a major milestone in our development. Towards mid-2003 we anticipate being in a position to announce the results of our Phase III THERATOPE® vaccine trial being tested in women with metastatic breast cancer. This is believed to be the largest trial ever conducted in the world using an immunotherapeutic to treat this disease,” said Alex, McPherson, MD, PhD, President and CEO of Biomira Inc. The trial was conducted in approximately 120 sites in North America, Europe, Australia, and New Zealand. The final analysis is event driven, based on a certain number of clinical events occurring which will trigger this analysis.

The presentation will also highlight upcoming clinical trial milestones expected in Biomira’s Phase II THERATOPE® vaccine study in colorectal cancer and additional clinical milestones expected in BLP25 Liposomal vaccine in both a Phase IIb study in metastatic lung cancer and a Phase II study in prostate study. All results are expected in 2003. Also discussed will be Biomira’s growth potential and the strong and established corporate alliance with Merck KGaA of Darmstadt, Germany.

Dr. McPherson is a board member of the Biotechnology Industry Organization, which is a Washington, D.C.-based organization that engages in lobbying, advocacy, communications and new business development related to the biotech industry. Established in 1993, today it includes more than 1,000 companies, academic institutions and state biotech centers in all 50 U.S. states and 33 other nations. The goal of the CEO and Investor Conference is to provide a unique and neutral forum where CEOs from small, medium and large cap public companies and private firms planning to go public can interact with investors and other members of the financial community and the healthcare industry.

- more -

Dr. McPherson will also be co-chairing the 1st Annual BioPartnering North America (BPN) Conference at the Westin Bayshore Resort and Marina in Vancouver, B.C. on February 9-11, 2003. BPN is the North American version of the distinguished BioPartnering Europe conference held in London each October. Besides co-chairing the event, Dr. McPherson will participate in a panel discussion on February 10, 2003 entitled, “Designing the Biotech Company of the Future.” Additional information on the conference can be found at www.techvision.com/bpn/about.html.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of THERATOPE® vaccine and BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Company Contacts:

Bill Wickson Manager Public Relations and Special Assistant 780-490-2818 After hours contact: bwickson@biomira.com	Jane Tulloch Director Investor Relations 780-490-2818

# # #

There will be a Web cast of Dr. McPherson’s February 26, 2003 10:00 a.m. EST BIO presentation at www.biomira.com. The Web cast can be accessed simultaneously and will be archived following the presentation for ninety days.

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trial results, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: February 7, 2003	By:	/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance